# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WeRide Inc., CIK 0001867729
CUSIP: 950915108
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share* *The CUSIP applies to the ADSs of WeRide Inc.; the ordinary shares do not have a CUSIP.
Address of issuer's principal executive offices: 21st Floor, Tower A, No. 51, Luoxuan Road, Guangzhou, China (F4), 510005
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056165

## Reporting persons
- Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 39,790,747; shared voting power 0; sole dispositive power 39,790,747; shared dispositive power 0; aggregate amount beneficially owned 39,790,747 (4.09% of the class)
  Comment: * Represents 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership, or Beijing Xufeng. Each American Depositary Share represents three Class A ordinary shares. The registered address of Beijing Xufeng is Room 2099, No. 101, Building 1, Compound 36, South Hongjunying Road, Chaoyang District, Beijing, China.
  
  ** The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer. According to the issuer, 972,508,041 Class A ordinary shares and 54,814,423 Class B ordinary shares are issued and outstanding as of December 31, 2025.
  
  The shares beneficially owned by the reporting person represents 4.09% of the total outstanding Class A Ordinary Shares. The shares beneficially owned by the reporting person represents 1.26% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
- Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 25,868,845; shared voting power 0; sole dispositive power 25,868,845; shared dispositive power 0; aggregate amount beneficially owned 25,868,845 (2.66% of the class)
  Comment: * Represents 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP), or Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. The registered address of Zhengzhou Xufeng is 5021, Floor 5, North of Financial Plaza, intersection of Huaxia Avenue and Yungang Road, Hangkonggang District, Zhengzhou City, Henan Province, China.
  
  ** The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer. According to the issuer, 972,508,041 Class A ordinary shares and 54,814,423 Class B ordinary shares are issued and outstanding as of December 31, 2025.
  
  The shares beneficially owned by the reporting person represents 2.66% of the total outstanding Class A Ordinary Shares. The shares beneficially owned by the reporting person represents 0.82% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
- Zhengzhou Xuxin Industrial Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 65,659,592; shared voting power 0; sole dispositive power 65,659,592; shared dispositive power 0; aggregate amount beneficially owned 65,659,592 (6.75% of the class)
  Comment: * Represents (i) 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng, and (ii) 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. Zhengzhou Xuxin Industrial Co., Ltd is the general partner of both Beijing Xufeng and Zhengzhou Xufeng. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Zhengzhou Xuxin Industrial Co., Ltd. may be deemed to beneficially own all of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng. The registered address of each of Zhengzhou Xuxin Industrial Co., Ltd. and Zhengzhou Xufeng is 5021, Floor 5, North of Financial Plaza, intersection of Huaxia Avenue and Yungang Road, Hangkonggang District, Zhengzhou City, Henan Province, China. The registered address of Beijing Xufeng is Room 2099, No. 101, Building 1, Compound 36, South Hongjunying Road, Chaoyang District, Beijing, China.
  
  ** The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer. According to the issuer, 972,508,041 Class A ordinary shares and 54,814,423 Class B ordinary shares are issued and outstanding as of December 31, 2025.
  
  The shares beneficially owned by the reporting person represents 6.75% of the total outstanding Class A Ordinary Shares. The shares beneficially owned by the reporting person represents 2.07% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
- Zhengzhou Yutong Group Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 65,659,592; shared voting power 0; sole dispositive power 65,659,592; shared dispositive power 0; aggregate amount beneficially owned 65,659,592 (6.75% of the class)
  Comment: * Represents (i) 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng, and (ii) 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. The general partner of both entities is Zhengzhou Xuxin Industrial Co., Ltd., which is wholly owned by Zhengzhou Yutong Group Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Zhengzhou Yutong Group Co., Ltd. may be deemed to beneficially own all of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng. The registered address of Zhengzhou Yutong Group Co., Ltd. is No. 8, Changchun Road, High-Tech Industrial Development Zone, Zhengzhou City, China. The registered address of each of Zhengzhou Xuxin Industrial Co., Ltd. and Zhengzhou Xufeng is 5021, Floor 5, North of Financial Plaza, intersection of Huaxia Avenue and Yungang Road, Hangkonggang District, Zhengzhou City, Henan Province, China. The registered address of Beijing Xufeng is Room 2099, No. 101, Building 1, Compound 36, South Hongjunying Road, Chaoyang District, Beijing, China.
  
  Zhengzhou Yutong Group Co., Ltd. is controlled by seven individuals, namely Yuxiang Tang, Jianwei Cao, Xinlei Lu, Yiguo Zhang, Bo Yang, Baofeng Zhang and Lei Wang. Each of these individuals disclaims beneficial ownership of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng.
  
  ** The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer.
  
  The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer. According to the issuer, 972,508,041 Class A ordinary shares and 54,814,423 Class B ordinary shares are issued and outstanding as of December 31, 2025.
  
  The shares beneficially owned by the reporting person represents 6.75% of the total outstanding Class A Ordinary Shares. The shares beneficially owned by the reporting person represents 2.07% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share

## Item 1. Issuer
Name of issuer: WeRide Inc.
Address of issuer's principal executive offices: 21st Floor, Tower A, No. 51, Luoxuan Road, Guangzhou, China, 510005

## Item 2. Person Filing
Name of person filing:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP)
Zhengzhou Xuxin Industrial Co., Ltd.
Zhengzhou Yutong Group Co., Ltd.
Address of principal business office or, if none, residence:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership
Room 2099, No. 101, Building 1,
Compound 36, South Hongjunying Road,
Chaoyang District, Beijing, China

Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP)
5021, Floor 5, North of Financial Plaza,
intersection of Huaxia Avenue and Yungang Road,
Hangkonggang District, Zhengzhou City, Henan Province, China

Zhengzhou Xuxin Industrial Co., Ltd.
5021, Floor 5, North of Financial Plaza,
intersection of Huaxia Avenue and Yungang Road,
Hangkonggang District, Zhengzhou City, Henan Province, China

Zhengzhou Yutong Group Co., Ltd.
No. 8, Changchun Road,
High-Tech Industrial Development Zone,
Zhengzhou City, China
Citizenship:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership -- People's Republic of China
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP) -- People's Republic of China
Zhengzhou Xuxin Industrial Co., Ltd. -- People's Republic of China
Zhengzhou Yutong Group Co., Ltd. -- People's Republic of China

## Item 4. Ownership
Amount beneficially owned:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership -- 39,790,747*
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP) -- 25,868,845**
Zhengzhou Xuxin Industrial Co., Ltd. -- 65,659,592***
Zhengzhou Yutong Group Co., Ltd. -- 65,659,592****

*Represents 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership, or Beijing Xufeng, a limited partnership in People's Republic of China. Each American Depositary Share represents three Class A ordinary shares.

** Represents 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP), or Zhengzhou Xufeng, a limited partnership in People's Republic of China. Each American Depositary Share represents three Class A ordinary shares.

*** Represents (i) 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng, and (ii) 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. The general partner of both entities is Zhengzhou Xuxin Industrial Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Zhengzhou Xuxin Industrial Co., Ltd. may be deemed to beneficially own all of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng.

**** Represents (i) 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng, and (ii) 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. The general partner of both entities is Zhengzhou Xuxin Industrial Co., Ltd., which is wholly owned by Zhengzhou Yutong Group Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Zhengzhou Yutong Group Co., Ltd. may be deemed to beneficially own all of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng.
Percent of class:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership -- 4.09%, representing 1.26% of the total outstanding voting power
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP) -- 2.66%, representing 0.82% of the total outstanding voting power
Zhengzhou Xuxin Industrial Co., Ltd. -- 6.75%, representing 2.07% of the total outstanding voting power Zhengzhou Yutong Group Co., Ltd. -- 6.75%, representing 2.07% of the total outstanding voting power

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer.

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of December 31, 2025, as provided by the issuer. According to the issuer, 972,508,041 Class A ordinary shares and 54,814,423 Class B ordinary shares are issued and outstanding as of December 31, 2025.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 40 votes per share.
Sole power to vote or to direct the vote:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership -- 39,790,747*
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP) -- 25,868,845**
Zhengzhou Xuxin Industrial Co., Ltd. -- 65,659,592***

Zhengzhou Yutong Group Co., Ltd. -- 65,659,592****

*Represents 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership, or Beijing Xufeng, a limited partnership in People's Republic of China. Each American Depositary Share represents three Class A ordinary shares.

** Represents 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP), or Zhengzhou Xufeng, a limited partnership in People's Republic of China. Each American Depositary Share represents three Class A ordinary shares.

*** Represents (i) 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng, and (ii) 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. The general partner of both entities is Zhengzhou Xuxin Industrial Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Zhengzhou Xuxin Industrial Co., Ltd. may be deemed to beneficially own all of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng.

**** Represents (i) 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng, and (ii) 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. The general partner of both entities is Zhengzhou Xuxin Industrial Co., Ltd., which is wholly owned by Zhengzhou Yutong Group Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Zhengzhou Yutong Group Co., Ltd. may be deemed to beneficially own all of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng.
Shared power to vote or to direct the vote:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership -- 0
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP) -- 0
Zhengzhou Xuxin Industrial Co., Ltd. -- 0
Zhengzhou Yutong Group Co., Ltd. -- 0
Sole power to dispose or to direct the disposition:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership -- 39,790,747*
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP) -- 25,868,845**
Zhengzhou Xuxin Industrial Co., Ltd. -- 65,659,592***
Zhengzhou Yutong Group Co., Ltd. -- 65,659,592****

*Represents 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership, or Beijing Xufeng, a limited partnership in People's Republic of China. Each American Depositary Share represents three Class A ordinary shares.

** Represents 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP), or Zhengzhou Xufeng, a limited partnership in People's Republic of China. Each American Depositary Share represents three Class A ordinary shares.

*** Represents (i) 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng, and (ii) 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. The general partner of both entities is Zhengzhou Xuxin Industrial Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Zhengzhou Xuxin Industrial Co., Ltd. may be deemed to beneficially own all of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng.

**** Represents (i) 39,790,747 Class A ordinary shares represented by 13,263,582 American Depositary Shares and 1 Class A ordinary share held by Beijing Xufeng, and (ii) 25,868,845 Class A ordinary shares represented by 8,622,948 American Depositary Shares and 1 Class A ordinary share held by Zhengzhou Xufeng. Each American Depositary Share represents three Class A ordinary shares. The general partner of both entities is Zhengzhou Xuxin Industrial Co., Ltd., which is wholly owned by Zhengzhou Yutong Group Co., Ltd. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Zhengzhou Yutong Group Co., Ltd. may be deemed to beneficially own all of the shares of the issuer owned by each of Beijing Xufeng and Zhengzhou Xufeng.
Shared power to dispose or to direct the disposition:
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership -- 0
Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP) -- 0
Zhengzhou Xuxin Industrial Co., Ltd. -- 0
Zhengzhou Yutong Group Co., Ltd. -- 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 -- Joint Filing Agreement

## Signatures
- Beijing Xufeng Zhiyuan Intelligent Technology Partnership (Limited Partnership): /s/ Jingzhao Wan, Jingzhao Wan/Authorized Signatory (02/13/2026)
- Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Centre (LP): /s/ Jingzhao Wan, Jingzhao Wan/Authorized Signatory (02/13/2026)
- Zhengzhou Xuxin Industrial Co., Ltd.: /s/ Jingzhao Wan, Jingzhao Wan/Authorized Signatory (02/13/2026)
- Zhengzhou Yutong Group Co., Ltd.: /s/ Jingzhao Wan, Jingzhao Wan/Authorized Signatory (02/13/2026)
Comment: N/A